SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of August, 2012

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: 2Q12 Earnings Release

Copa Holdings Reports Net Income of US$32.0 Million and EPS of US$0.72 for the Second Quarter of 2012

Excluding special items, adjusted net income came in at $58.6 million, or EPS of $1.32 per share

Panama City, Panama --- August 08, 2012. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2012 (2Q12). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2011 (2Q11).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$32.0 million for 2Q12, or diluted earnings per share (EPS) of US$0.72. Excluding special items, Copa Holdings would have reported adjusted net income of $58.6 million, or $1.32 per share, a 3.6% increase over adjusted net income of US$56.6 million and US$1.28 per share for 2Q11.

▪	Operating income for 2Q12 came in at US72.6 million, a 2.7% decrease over operating income of US$74.6 million in 2Q11. Operating margin for the period came in at 14.1%, compared to 17.4% in 2Q11, as a result of a 3.3% decline in unit revenues and a 2.7% increase in the effective price of jet fuel.

▪	Total revenues increased 20.6% to US$515.8 million. Yield per passenger mile increased 1.2% to 17.2 cents and operating revenue per available seat mile (RASM) decreased 3.3% to 13.1 cents. However, adjusting for a 9.6% increase in average length of haul, adjusted yields and adjusted RASM increased 5.9% and 1.2%, respectively.

▪	For 2Q12, passenger traffic (RPMs) grew 20.3% on a 24.8% capacity expansion, resulting in a consolidated load factor of 73.5%, or 2.8 percentage points below 2Q11.

▪	Operating cost per available seat mile (CASM) increased 0.6%, from 11.2 cents in 2Q11 to 11.3 cents in 2Q12. However, CASM excluding fuel costs remained flat year over year at 6.9 cents.

▪	Cash, short term and long term investments ended 2Q12 at US$718.2 million, representing 35% of the last twelve months’ revenues.

▪	During the second quarter, Copa Airlines took delivery of five Boeing 737-800 aircraft and returned two leased 737-700 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 80 aircraft.

▪	In June, Copa Airlines launched service to four new destinations: Las Vegas (USA), Recife (Brazil), Liberia (Costa Rica) and Willemstad (Curacao). Also, on July 14, the airline launched service to Iquitos (Peru). As a result. Copa Airlines’ network now provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean.

▪	On June 21, Copa Airlines officially joined the Star Alliance, the largest and most important global airline network. Entry into Star Alliance strengthens the airlines’ successful alliance with United Airlines, as well as the Hub of the Americas' position as the major connection center in the Americas.

▪	For 2Q12, Copa Holdings reported consolidated on-time performance of 83.7% and a flight-completion factor of 99.4%.

Consolidated Financial & Operating Highlights	2Q12	2Q11	% Change	1Q12	% Change
Revenue Passengers Carried ('000)	1,658	1,511	9.8%	1,714	-3.2%
RPMs (mm)	2,886	2,400	20.3%	2,954	-2.3%
ASMs (mm)	3,923	3,145	24.8%	3,829	2.5%
Load Factor	73.5%	76.3%	-2.8 p.p.	77.2%	-3.6 p.p.
Yield	17.2	17.0	1.2%	17.7	-3.2%
PRASM (US$ Cents)	12.6	12.9	-2.5%	13.7	-7.8%
RASM (US$ Cents)	13.1	13.6	-3.3%	14.2	-7.3%
CASM (US$ Cents)	11.3	11.2	0.6%	11.3	0.2%
CASM Excl. Fuel (US$ Cents)	6.9	6.9	-0.1%	6.8	1.0%
Breakeven Load Factor (1)	63.0%	58.5%	4.5 p.p.	61.2%	1.8 p.p.
Fuel Gallons Consumed (Millions)	52.1	42.2	23.6%	51.3	1.7%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.32	3.24	2.7%	3.33	-0.2%
Average Length of Haul (Miles)	1,740	1,588	9.6%	1,724	0.9%
Average Stage Length (Miles)	1,063	973	9.2%	1,066	-0.3%
Departures	27,005	24,694	9.4%	26,647	1.3%
Block Hours	74,841	61,240	22.2%	73,480	1.9%
Average Aircraft Utilization (Hours)	10.6	10.2	3.5%	11.0	-3.6%
Operating Revenues (US$ mm)	515.8	427.7	20.6%	543.3	-5.0%
Operating Income (US$ mm)	72.6	74.6	-2.7%	111.6	-34.9%
Operating Margin	14.1%	17.4%	-3.4 p.p.	20.5%	-6.5 p.p.
Net Income (US$ mm)	32.0	41.3	-22.4%	95.9	-66.6%
Adjusted Net Income (US$ mm) (1)	58.6	56.6	3.6%	90.6	-35.3%
EPS - Basic and Diluted (US$)	0.72	0.93	-22.5%	2.16	-66.6%
Adjusted EPS - Basic and Diluted (US$) (1)	1.32	1.28	3.5%	2.04	-35.3%
# of Shares - Basic and Diluted ('000)	44,354	44,316	0.1%	44,341	0.0%

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 2Q12, 2Q11, and 1Q12 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 2Q12 RESULTS

Copa Holdings second quarter results reflected strong capacity growth during what is historically the Company’s low season quarter. For 2Q12, the company reported operating income of US$72.6 million, a 2.7% decrease over 2Q11. Operating margin for the quarter stood at 14.1%, compared to last year’ second quarter operating margin of 17.4% --- unusually high for the Company in a low season quarter.

Consolidated operating revenues increased 20.6% on 24.8% capacity expansion during the period. As a result, passenger revenues per ASM (PRASM) decreased 2.5%, from 12.9 cents in 2Q11 to 12.6 cents in 2Q12. Consolidated load factor came in at 73.5%, or 2.8 percentage points below 2Q11, while yields increased 1.2% year over year, despite significant capacity growth and a 9.6% increase in average length of haul. Adjusting for the increase in length of haul, PRASM and yields increased 2.1% and 5.9%, respectively.

Consolidated operating expenses for 2Q12 increased 25.5% to US$443.2 million, while consolidated operating expenses per ASM (CASM) increased 0.6% to 11.3 cents. Excluding fuel costs, unit costs came in at 6.9 cents, at similar levels over 2Q11. However, adjusting for a 9.2% increase in stage length, adjusted CASM excluding fuel costs, increased 3.6%.

Aircraft fuel expense increased 26.9% or US$36.7 million compared to 2Q11, as a result of increased capacity and higher fuel prices. The Company’s effective jet fuel price, which includes realized hedge gains of US$1.8 million and US$9.7 million for 2Q12 and 2Q11, respectively, increased from an average of US$3.24 in 2Q11 to US$3.32 in 2Q12.

For 2Q12, the Company had fuel hedges in place representing 24% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 37% in 3Q12 and 33% in 4Q12. For 2013 and 2014, the Company has hedged approximately 23% and 10% of its forecasted fuel consumption respectively.

The Company recorded a net non-operating expense of US$36.8 million for 2Q12 compared to a net non-operating expense of US$23.5 million for 2Q11. Non-operating income (expense) included a fuel hedge mark-to-market loss of US$26.6 million for 2Q12, compared to a fuel hedge mark-to-market loss of US$15.3 million for 2Q11.

Copa Holdings closed the quarter with US$718.2 million in cash, short term and long term investments, representing 35% of last twelve months´ revenues. Total debt at the end of 2Q12 amounted to US$1.2 billion, all of which is related to aircraft and equipment financing.

Copa Holdings’ healthy second quarter results are the product of solid and well executed business model which leverages the Company’s unique competitive advantages, such as geographic position and infrastructure, among others, to operate the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2012

For full year 2012 we continue to forecast year over year consolidated capacity growth in the range of 23%, as a result of the full year effect of capacity added in 2011 and the introduction of ten incremental 737-800 aircraft during 2012.  In terms of load factor, we continue to expect a full year load factor of approximately 75%, while we now expect unit revenues (RASM) to come in at 13.6 cents, slightly below our previous guidance of 13.8 cents. Additionally, unit costs excluding fuel (CASM ex-fuel) are still expected to come in at 6.7 cents. Factored into the current guidance is an approximately 6% decrease in estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, from US$3.40 to US$3.20 per gallon. As a result, the Company continues to project an operating margin in the range of 18% to 20% for 2012.

Financial Outlook	2012 - Full Year Revised	2012 - Full Year Prior	2011 Actual
Capacity - YOY ASM Growth	+/-23%	+/-23%	21.9%
Average Load Factor	+/-75%	+/-75%	76.4%
RASM (cents)	+/-13.6	+/-13.8	13.7
CASM Ex-fuel (cents)	+/- 6.7	+/- 6.7	6.7
Operating Margin	18-20%	18-20%	21.0%

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 2Q12 totaled US$515.8 million, a 20.6% increase over operating revenue of US$427.7 million in 2Q11. This increase was primarily due to a 21.7% or US$88.2 million increase in passenger revenue.

Passenger revenue. For 2Q12 passenger revenue totaled US$495.0 million, a 21.7% increase over passenger revenue of US$406.8 million in 2Q11. A 2.8 percentage point decline in load factor, partly offset by a 1.2% increase in passenger yield, resulted in a 2.5% decline in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$20.8 million in 2Q12, flat over 2Q11.

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Operating expenses

For 2Q12, consolidated operating expenses increased 25.5% to US$443.2 million, representing operating cost per available seat mile (CASM) of 11.3 cents. CASM, excluding fuel costs came in at 6.9 cents, flat over 2Q11. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 2Q12, aircraft fuel totaled US$173.3 million, a US$36.7 million or 26.9% increase over aircraft fuel of US$136.5 million in 2Q11. This increase was primarily a result of a 2.7% increase in the average price per gallon of jet fuel (all-in), which averaged US$3.32 in 2Q12, as compared to US$3.24 in 2Q11, and a 23.6% increase in gallons consumed resulting from increased capacity. The all-in average price per gallon of jet fuel for 2Q12 includes a $1.8 million fuel hedge gain, compared to a US$9.7 million gain in 2Q11. Excluding the effect of fuel hedge gains for both periods, fuel prices decreased 3.0%, from US$3.46 per gallon in 2Q11 to US$3.36 in 2Q12.

Salaries and benefits. For 2Q12, salaries and benefits totaled US$61.1 million, a 16.0% increase over salaries and benefits of US$52.7 million in 2Q11. The main driver was an increase in operating headcount to support additional capacity.

Passenger servicing. For 2Q12, passenger servicing totaled US$50.9 million, a 31.5% increase over passenger servicing of US$38.7 million in 2Q11. This was a result of a higher proportion of international operations as a percentage of our total capacity as well as a 9.6% increase in average length of haul.

Commissions. For 2Q12, commissions totaled US$21.3 million, a 34.4% increase over commissions of US$15.8 million in 2Q11. This increase was primarily a result a higher revenue base and more sales in countries with higher base commission rates.

Reservations and sales. Reservations and sales totaled US$20.6 million, an 18.3% increase over reservation and sales of US$17.4 million in 2Q11. This increase was primarily a result of a 21.7% increase in passenger revenue.

Maintenance, material and repairs. For 2Q12, maintenance, material and repairs totaled US$24.0 million, a 41.6% increase over maintenance, material and repairs of US$16.9 million in 2Q11. This increase was a result of more repairs and materials as a result of an increase in operations, as well as an increase in provisions for aircraft rental returns.

Depreciation. Depreciation totaled US$21.2 million in 2Q12, a 14.3% increase over depreciation of US$18.6 million in 2Q11. This increase was primarily driven by additional aircraft and spares.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 28.2% from US$41.4 million in 2Q11 to US$53.1 million in 2Q12, primarily as a result of additional aircraft rentals and an increase in departures.

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Other. Other expenses totaled US$17.7 million, an increase of US$2.8 million over 2Q11.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net expense of US$36.8 million in 2Q12, compared to a net expense of US$23.5 million in 2Q11.

Interest expense. Interest expense totaled US$8.6 million in 2Q12, a 10.0% increase from interest expense of US$7.8 million in 2Q11, primarily as a result of higher average debt outstanding during the period, partly offset by lower average rates.

Interest income. Interest income totaled US$2.7 million, a 74.0% increase from interest income of US$1.6 million in 2Q11, mainly as a result of higher average cash and investments balances.

Other, net. Other net totaled a net loss of US$31.0 million in 2Q12, compared to a net loss of US$17.3 million in 2Q11, Other net Includes fuel hedge mark-to-market loss of US$26.6 million for 2Q12 and US$5.3 million in foreign exchange losses, compared to a fuel hedge mark-to-market loss of US$15.3 million and a US$1.0 million foreign exchange loss for 2Q11.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 80 aircraft: 54 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2677

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q12	2Q11	Change	1Q12	Change
Operating Revenues
Passenger Revenue	495,029	406,813	21.7%	523,812	-5.5%
Cargo, mail and other	20,814	20,850	-0.2%	19,444	7.0%
Total Operating Revenue	515,843	427,663	20.6%	543,257	-5.0%

Operating Expenses
Aircraft fuel	173,289	136,542	26.9%	170,875	1.4%
Salaries and benefits	61,123	52,697	16.0%	57,536	6.2%
Passenger servicing	50,943	38,745	31.5%	49,433	3.1%
Commissions	21,272	15,828	34.4%	22,223	-4.3%
Reservations and sales	20,586	17,399	18.3%	20,090	2.5%
Maintenance, material and repairs	23,954	16,911	41.6%	20,530	16.7%
Depreciation	21,214	18,564	14.3%	20,526	3.4%
Flight operations	24,991	19,551	27.8%	25,039	-0.2%
Aircraft rentals	17,191	11,186	53.7%	17,300	-0.6%
Landing fees and other rentals	10,931	10,706	2.1%	10,846	0.8%
Other	17,730	14,923	18.8%	17,300	2.5%
Total Operating Expense	443,224	353,052	25.5%	431,699	2.7%

Operating Income	72,619	74,611	-2.7%	111,558	-34.9%

Non-operating Income (Expense):
Interest expense	(8,583)	(7,801)	10.0%	(7,959)	7.8%
Interest income	2,741	1,575	74.0%	2,286	19.9%
Other, net	(30,981)	(17,322)	78.9%	4,866	nm
Total Non-Operating Income/(Expense)	(36,823)	(23,548)	56.4%	(806)	nm

Income before Income Taxes	35,796	51,063	-29.9%	110,751	-67.7%

Provision for Income Taxes	3,790	9,800	-61.3%	14,822	-74.4%

Net Income	32,006	41,263	-22.4%	95,930	-66.6%

EPS - Basic and Diluted	0.72	0.93	-22.5%	2.16	-66.6%
Shares - Basic and Diluted	44,353,845	44,315,841	0.1%	44,340,562	0.0%

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Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)	June 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$255,828	$243,801
Short-term investments	244,509	262,345
Total cash, cash equivalents and short-term investments	500,337	506,146

Accounts receivable, net of allowance for doubtful accounts	134,773	142,297
Accounts receivable from related parties	513	704
Expendable parts and supplies, net of allowance for obsolescence	43,686	42,382
Prepaid expenses	46,210	40,058
Other current assets	7,043	22,655
Total Current Assets	732,562	754,242

Long-term investments	217,859	104,834

Property and Equipment:
Owned property and equipment:
Flight equipment	2,284,925	2,036,983
Other equipment	61,979	67,577
	2,346,904	2,104,560
Less: Accumulated depreciation	(387,186)	(346,656)
	1,959,718	1,757,904
Purchase deposits for flight equipment	166,711	242,287
Total Property and Equipment	2,126,429	2,000,191

Other Assets:
Net pension asset	9,406	8,974
Goodwill	27,322	25,099
Intangible asset	56,518	47,047
Other assets	122,564	125,409
Total Other Assets	215,810	206,529
Total Assets	$3,292,660	$3,065,796

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$114,522	$131,069
Accounts payable	82,497	92,842
Accounts payable to related parties	14,902	22,074
Air traffic liability	359,057	297,135
Taxes and interest payable	85,663	71,223
Accrued expenses payable	42,190	30,472
Other current liabilities	16,277	13,845
Total Current Liabilities	715,108	658,660

Non-Current Liabilities:
Long-term debt	1,063,745	936,657
Post employment benefits liability	5,910	5,847
Other long-term liabilities	42,667	44,657
Deferred tax liabilities	32,052	30,444
Total Non-Current Liabilities	1,144,374	1,017,605

Total Liabilities	1,859,482	1,676,265

Shareholders' Equity:
Class A - 33,341,822 shares issued and outstanding	22,496	22,495
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	37,237	33,567
Retained earnings	1,359,341	1,324,394
Accumulated other comprehensive income (loss)	6,638	1,609
Total Shareholders' Equity	1,433,178	1,389,531
Total Liabilities and Shareholders' Equity	$3,292,660	$3,065,796

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	2Q12	2Q11	1Q12

Net income as Reported	$32,006	$41,263	$95,930

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	26,587	15,315	(5,328)
Adjusted Net Income	$58,593	$56,578	$90,602

Shares used for Computation (in thousands)
Basic and Diluted	44,354	44,316	44,341

Adjusted earnings per share - Basic and Diluted	1.32	1.28	2.04

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	2Q12	2Q11	1Q12

Operating Costs per ASM as Reported	11.3	11.2	11.3
Aircraft fuel per ASM	(4.4)	(4.3)	(4.5)
Operating Costs per ASM excluding fuel	6.9	6.9	6.8

FOOTNOTES:

(1)	Includes unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments. For 2Q12 and 2Q11, the Company recorded unrealized fuel hedge losses of US$26.6 million and US$15.3 million, and a fuel hedge gain of US$5.3 million for 1Q12.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 8/8/2012
	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO